UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For REGISTRATION of certain classes of SECURITIES

Pursuant to section 12(b) or 12(g) of the

Securities Exchange ACT OF 1934

OCULUS INNOVATIVE SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	68-0423298
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1129 N. McDowell Blvd. Petaluma, CA	94954
(Address of principal executive offices)	(Zip Code)

Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On October 18, 2016, our board of directors approved, and we entered into, a Section 382 rights agreement, or the Rights Agreement, with Computershare Inc., or the Rights Agent. The Rights Agreement provides for a dividend of one preferred stock purchase right, or a Right, for each share of common stock, par value $0.0001 per share, of the Company outstanding on November 1, 2016, or the Record Date. Each Right entitles the holder to purchase from us one one-thousandth of a share of Series B Preferred Stock, par value $0.0001 per share, or the Preferred Stock, for a purchase price of $10.00, subject to adjustment as provided in the Rights Agreement. The description and terms of the Rights are set forth in the Rights Agreement.

In connection with the adoption of the Rights Agreement, our board of directors adopted a Certificate of Designation of Series B Preferred Stock. The Certificate of Designation was filed with the Secretary of State of the State of Delaware and became effective on October 18, 2016.

Our board of directors adopted the Rights Agreement to protect shareholder value by guarding against a potential limitation on our ability to use our net operating loss carryforwards, or NOLs, and other tax benefits, which may be used to reduce potential future income tax obligations. We have experienced and continue to experience substantial operating losses, and under the Internal Revenue Code of 1986, as amended, and rules promulgated thereunder, we may “carry forward” these NOLs and other tax benefits in certain circumstances to offset any current and future earnings and thus reduce our income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs and other tax benefits do not otherwise become limited, we believe that we will be able to carry forward a significant amount of NOLs and other tax benefits, and therefore these NOLs and other tax benefits could be a substantial asset to us. However, if we experience an “ownership change,” as defined in Section 382 of the Code, our ability to use our NOLs and other tax benefits will be substantially limited. Generally, an ownership change would occur if our shareholders who own, or are deemed to own, 5% or more of our common stock increase their collective ownership in the Company by more than 50% over a rolling three-year period.

The following description of the terms of the Rights Agreement and the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and the Certificate of Designation, copies of which are filed herewith as Exhibit 3.1 and 4.1 and are incorporated herein by reference.

Effectiveness. The Rights Agreement became effective on October 18, 2016, or the Effective Date. Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of common stock on the Record Date, and for all shares of common stock that become outstanding after the Record Date and, subject to the next sentence, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights may be distributed with respect to shares of common stock that become outstanding after the Distribution Date only in certain limited circumstances as described in the Rights Agreement (such as the issuance of common stock pursuant to stock options, employee compensation or benefit plans and convertible securities).

Term. The Rights will expire on the earliest of (a) October 18, 2026, or (b) such earlier date as the NOLs and other tax benefits have expired or been exhausted, unless earlier redeemed or exchanged by the Company as provided below, as more fully set forth in the Rights Agreement.

Exercisability. Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of the following dates, further referred to as the Distribution Date:

•	on the tenth calendar day after such date that we learn that (a) a person or group beneficially owns (as defined in the Rights Agreement) 4.99% or more of the outstanding common stock or (b) a Grandfathered Person (as defined below) has exceeded its Grandfathered Percentage (as defined below) by 0.5% of the outstanding shares of common stock, or an Acquiring Person; and

•	such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding common stock which could result in a person or group becoming an Acquiring Person.

2

Grandfathered Persons. Any person or group, a Grandfathered Person, that beneficially owned (as disclosed in public filings) 4.99% or more of the outstanding common stock as of October 18, 2016, or Grandfathered Percentage, will not be deemed an Acquiring Person, so long as such person or group does not exceed its Grandfathered Percentage by 0.5% of the outstanding shares of common stock.

If a Grandfathered Person sells or otherwise disposes of its common stock, its Grandfathered Percentage will be the lesser of (a) its Grandfathered Percentage immediately prior to the sale or other disposition or (b) the percentage of common stock beneficially owned by the Grandfathered Person immediately following the sale or other disposition.

If at any time a Grandfathered Person beneficially owns less than 4.99% of the outstanding shares of common stock it will cease to be a Grandfathered Person under the Rights Agreement.

Exempt Persons and Exempt Transactions. Prior to someone become an Acquiring Person, our board of directors can determine that any person or group which would otherwise be an Acquiring Person can be exempted from becoming an Acquiring Person or any transaction that would result in someone becoming an Acquiring Person, can be exempted in determining whether someone has become an Acquiring Person. After someone has become an Acquiring Person, our board of director’s ability to grant an exemption is generally limited to circumstances where a person or group has inadvertently become an Acquiring Person. Before granting an exemption, we may require that a person or group make certain representations, undertakings or covenants.

Rights Certificates and Detachability. Prior to the Distribution Date, the Rights will be evidenced by the certificates for shares of common stock, and the Rights will be transferable only with the related common stock (or, in the case of uncertificated common stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related common stock. After the Distribution Date, the Rights will “detach” from the common stock and will be separately transferable.

Terms of Preferred Stock. The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each 1/1000th of a share of Preferred Stock is the economic and voting equivalent of one whole share of our common stock.

Dilution Adjustments. The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by our board of directors in the event of any change in the common stock or Preferred Stock, whether by reason of stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of common stock, Preferred Stock or otherwise.

The Flip-In Provision. At such time as we learn that a person or group has become an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise of the Right and the payment of the Purchase Price, that number of 1/1000ths of a share of Preferred Stock equal to the number of shares of common stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price. However, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void and will result in significant dilution to the Acquiring Person.

The Flip-Over Provision. In the event we are acquired in a merger or other business combination by an Acquiring Person, or 50% or more of our assets are sold to an Acquiring Person, each Right will entitle its holder to purchase common shares in the surviving entity at 50% of the market price (subject to exceptions if the surviving entity does not have common shares registered under the Securities Exchange Act of 1934, including circumstances in which the surviving entity has common shares that publicly trade outside the United States, as further described in the Rights Agreement). As with the “flip-in” provision, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void.

Exchange. After such time as we learn that a person or group has become an Acquiring Person, our board of directors may elect to exchange each Right (other than any Rights that are or previously were beneficially owned by an Acquiring Person, which will become null and void) for consideration per Right consisting of one-half of the Preferred Stock (or fractions thereof) that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or an equivalent value comprised of cash, shares of common stock, shares of Preferred Stock, other securities or any combination thereof).

3

Redemption. The Rights are redeemable by our board of directors at a redemption price of $0.0001 per Right, or the Redemption Price, any time prior to the earlier of (i) such time as we learn that a person or group has become an Acquiring Person and (ii) the Expiration Date. Immediately upon the action of our board of directors ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment. At any time prior to the Distribution Date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which a Distribution Date shall occur, the amount of the Purchase Price, the definition of Acquiring Person or the time during which the Rights may be redeemed), except that no supplement or amendment may be made which reduces the Redemption Price of the Rights.

ITEM 2.	EXHIBITS.

Exhibit No.	Description

3.1	Certificate of Designation of Series B Preferred Stock (included as Exhibit 3.1 to the Form 8-K filed October 21, 2016, and incorporated herein by reference).
4.1	Section 382 Rights Agreement, dated as of October 18, 2016, between Oculus Innovative Sciences, Inc. and Computershare Inc., which includes the Form of Certificate of Designation of Series B Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (included as Exhibit 4.1 to the Form 8-K filed October 21, 2016, and incorporated herein by reference).

4

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULUS INNOVATIVE SCIENCES, INC.

Date: October 21, 2016	/s/ Jim Schutz
Name: Jim Schutz Title: Chief Executive Officer and Director

5